Filed by Ginkgo Bioworks Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zymergen Inc.

Commission File No.: 001 – 40354

Date: August 16, 2022

The following are excerpts from the transcript for the earnings call held by Ginkgo Bioworks Holdings, Inc. for the quarter ended June 30, 2022.

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Ginkgo Bioworks

Q2 2022 Results Update

August 15, 2022

. . .

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

We’ll spend some time today talking about our pending acquisition of Zymergen, which we believe will drive our Foundry capabilities. The other asset is our Codebase. It’s a learning asset that accumulates as we run more experiments, includes physical strains, data, various tools for programming cells. These learnings can help us avoid having to reinvent the wheel on every new program. In other words, it can help keep us out of the lab in many cases from having to do that lab work if we have something we can put to work from a previous project that’s relevant to a new one. That can also increase the probability of program success and reduce, like I said, the total amount of work and therefore cost of these programs.

. . .

Of course, in July, we announced the pending acquisition of Zymergen and the Bayer agricultural biologicals assets. We’ll talk a lot more about those transactions in just a moment. We also acquired certain assets from Bitome, which is developing a real time metabolite monitoring technology that we hope will help accelerate product development timelines across our cell programs. Finally, we are thrilled to have added Dr. Kathy Hopinkah Hannan to our board. She brings a wealth of experience and complements our other board members quite nicely. So welcome, Kathy. So that’s a quick overview of our recent highlights and with that, I’ll hand it off to Mark to walk through our second quarter financial performance.

. . .

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Thanks, Mark. This is another strong quarter for Ginkgo. We executed well in both our cell programming and biosecurity business, and I’m really pleased we were able to revise our 2022 guidance hire for two quarters in a row now. Okay. So we spoke with you all recently about the pending Zymergen and Bayer transactions and I encourage you to go watch that call on YouTube if you want the full details, but I do want to spend a bit of time on these transactions today, as we expect that they will meaningfully benefit our platform and our customers. I also want to address a key focus area, both for the market and for us here at Ginkgo, which is cash runway and our path to profitability. Finally, we recently released our inaugural sustainability report and I wanted to spend some real time there because ESG is not a box checking exercise for us here at Ginkgo, it is fundamental to our strategy.

So rather than sort of publishing that report and calling it a day, I did want to spend some time walking you through our approach. So, okay, let’s dive in. I’m super excited about both the planned acquisitions of Zymergen and the ag biologicals assets from Bayer. We’ve had a long history of successfully acquiring and integrating technologies into Ginkgo’s platform and we’re excited about the capabilities that we expect these two new acquisitions will provide for our customers. I’ll dig into the strategic rationale for these two transactions in just a minute, but I want to remind you of the basics. So the Zymergen acquisition is really focused on bringing on strong Foundry capabilities and accelerating our technical roadmap at Ginkgo. The deal is structured as an all stock transaction with a fixed exchange ratio representing approximately 5.25% pro forma ownership of Ginkgo following the transaction.

As you’ve heard me say many times previously, we have long respected the Zymergen team and the technology approach that they use, which is very complementary to ours at Ginkgo, and we’re super excited to welcome them into the company. The Bayer acquisition is quite different and we expect it will result in the development of an entirely new capability and offering at Ginkgo in the agricultural biological space and the launch of a new collaboration with Bayer, which builds significantly on our partnership over the past five years. We’ll be acquiring from Bayer their fully owned R&D facility in West Sacramento, along with its strain collection team and expertise for $83 million, which we can pay in cash or stock at our choosing.

. . .

Okay. So to put these transactions in context a bit more, it’s helpful to frame them in terms of the vertical and horizontal impact of these two transactions. So Bayer is about expanding our capabilities in the ag biologicals vertical.

. . .

By contrast, the Zymergen acquisition is really about improving our horizontal capability. So Zymergen did pursue a very different business model to Ginkgo, and as such, the market has focused much more on really their product portfolio, but at Ginkgo, we’ve long admired what their team built in lab automation and technology. In particular, they developed automation architecture that was designed to optimize for flexibility. As you understand, if you understand automation, flexibility is the enemy of scale when it comes to automation. And so some of the technologies they’ve built, we believe, can drive significant efficiencies here at Ginkgo, and we’re excited to develop those and pass that value on to our customers.

Additionally, Zymergen’s team fits well into Ginkgo’s existing hiring plans, and we expect that adding them will accelerate our growth plans. Ultimately, the Zymergen transaction will significantly improve our platform and benefit our customers in the form of lower program costs and increase probability of program success.

Okay. So we’ll keep you all updated as these transactions progress, but I wanted to cover that background quickly in case you missed our conference call on July 25th. For more details on those transactions, do watch the YouTube video on our IR page. I think it’s worth seeing.

Okay. So for our next topic, it goes without saying that there’s a lot of market focus on cash runway and profitability right now, so I want to spend a little bit of time on those topics. We get asked about it a fair bit. Okay. So first, I want to be clear that we expect to maintain our runway with Zymergen and Bayer in the fold. And indeed, we underwrote and structured the transactions with that priority in mind. So for Zymergen, we expect the pro forma cost structure to be well below that of the combined standalone companies. So Zymergen is continuing its cost and program rationalization and expected burn rate to decrease significantly in the near term. More importantly, while we’re excited that the Zymergen team joining Ginkgo will accelerate our hiring plans, these additions should meaningfully offset expenses that we would’ve otherwise budgeted. In other words, our hiring plans independent of Zymergen.

. . .

So taken together, we feel we’re in a very strong financial position. We have nearly $1.4 billion of cash on the balance sheet. We’re able to minimize the incremental recurring expenses associated with the two transactions described here. And most importantly, these deals enhance our growth opportunities. In the ag vertical, we can grow revenue with Bayer and other potential customers, with Zymergen, improvements in our platform, increased efficiency, and probability of success, which gives us better unit economics, MPV per program, and the positive feedback loop of bringing new programs to the platform. In other words, the most important thing is we continue to invest in Ginkgo to make it better for our customers and drive growth, and that’s what we’re doing here.

Okay. So as an aside, I did want to be clear that in our modeling, we made pretty conservative assumptions about certain specific items in the transaction. So first, Zymergen plans to explore strategic alternatives for its advanced materials and drug discovery businesses pre-close. So this is Zymergen’s process, they’re running this, but we’re very supportive of it. And think we can, given our history at Ginkgo of launching and forming companies, you’ve seen us do this a number of times, and we think we can help. An outright sale of a business unit could create additional cash proceeds and reduce operating expenses. The spin-out could reduce costs, create a new customer for Ginkgo, could provide opportunity for additional upside through appreciation of equity holding we would have.

So we didn’t assume these outcomes in our base case, but believe Zymergen’s product portfolio is strong, and they’ve already received serious inbound interest since the announcement.

Second, Zymergen has a deferred lease liability largely in connection with its new headquarters in Emeryville. We’ve assume that liability stays with Ginkgo, but we’ll be actively evaluating real estate portfolio rationalization, and any successful effort to consolidate the real estate could represent meaningful upside to the base case and further reduce incremental cash burn.

I’m outlining these examples, not to promise that they’re going to happen, but just to highlight that while we’re not counting on these items occurring, there are ways that we can improve the Zymergen deal’s financial case, were these things that come about.

. . .

And so my view, bioengineering in particular is a key technology that will be capable of solving some of our biggest challenges on this front. And a couple recent pieces of US legislation, I think, very nicely highlight this. So just last week, President Biden signed the CHIPS and Science Act. As I mentioned in our July call about the Zymergen acquisition, I strongly believe on a personal level that we should be investing in critical technologies in the US, and our acquisition of Zymergen helps keep bio foundries growing in the US. We’re having this issue with chips, we’re trying to bring chip foundries back, we should just not lose the bio foundries to begin with. And that’s one of the reasons I think this acquisition is so important that we’re doing.

. . .

Matt Larew, William Blair & Company:

Okay. And then, Jason, as a follow-up, you walk through this Zymergen and Bayer transaction. Well, both are... They’re obviously different, both involve harnessing capabilities that we’re formally internally focused at each company, and leveraging them with your assets and turning them external. I was curious, neither are closed, but you referenced, outside interest in Zymergen sale or spin assets. Potentially, what outside interest or industry chatter, or customer chatter, have you heard about those assets under your hood, and how customers might view working with you differently than perhaps they did before?

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Yeah, I don’t know. Anna Marie, do you want to speak to this? I know you’ve-

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Sure. Yeah. Obviously, deals haven’t closed yet, and so we don’t want to speak for Zymergen. But certainly we’ve been speaking with our customers about both transactions and a lot of excitement, obviously, about both the expansion of capabilities, as well as the strengthening of our platform. In terms of the inbound interest you referenced relative to the product portfolio, that’s about as much as we can and should stay at this point. But certainly, real interest and an opportunity to see additional value there.

Matt Larew, William Blair & Company:

Okay. Thank you.

. . .

Anna Marie Wagner, SVP, Corporate Development, Ginkgo Bioworks:

Thanks Tejas. Steve Mah, you’ll be up next, but first I’m going to take a question that came in during the call into our investor inbox. Question is around Zymergen. Question from Sean. How do you plan on managing Zymergen’s debt if the acquisition is successful? I’ll go ahead and answer that question. We had a slide on that. The company actually repaid its piece of debt in the second quarter as planned, and the only other long term liability of size is around their real estate, their long term leases, which we addressed in the presentation today. And we will be looking to consolidate our real estate portfolio on the West Coast now that we’ll have both our facilities as well as Zymergen’s. Would hope to manage that over time. Again, we haven’t assumed that we can, but it’s certainly something that we’ll look to do. Anything you would add, Jason or Mark?

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

No, that’s clear.

. . .

Rahul Sarugaser, Raymond James:

Good afternoon, Jason, Anna Marie and Mark. Thanks so much for taking our questions. I wanted to start with a two part question about Zymergen. First, are there any specific new capabilities that the acquisition brought into Ginkgo? And second, with the 13 new programs this quarter, Ginkgo’s clearly on track to meet its target of 60 this year. Given that Zymergen had its own pipeline of potential projects, could you please talk about whether or how Ginkgo could leverage its own relationships to go out and find partners for those programs that in turn would potentially accelerate Ginkgo’s own existing pipeline, so as to achieve the very large goal of 500 new projects in 2025.

Jason Kelly, Co-founder & CEO, Ginkgo Bioworks:

Yeah, I can speak to those. On the new capabilities front, I spoke to this a little bit and if you want to really do more of a deep dive, I do encourage folks to look at our, go to our IR page and look at our video specifically on the Zymergen acquisition when we announced it. But one of the things that we have to do here at Ginkgo is continue to drive the scale of our foundries, and thus reduce the cost of doing the lab work of cell engineering.

The Zymergen engine team has invested in really flexible automation, in other words, robotics that can serve many different types of lab processes and a really great software system on top of it. I think it’s one of the things that can help us keep up with Knight’s Law here at Ginkgo, to continue to scale our facility and reduce our costs. I also think it’s really exciting to have the team that designed that and built that coming on board to help further push that along. Them thinking about the next generation of that and having the resources of Ginkgo behind them to do it, I’m also helpful helps us get to yet the next stage of what we need.

Those are the two things I do think that automation is something that we would’ve had to ultimately develop at Ginkgo, but there’s a speed up here by bringing in the team in tech at Zymergen. When it comes to their intro programs, Anna Marie mentioned there’s interest in that externally. Well, the only thing I’ll say is Ginkgo has a history of doing a lot of spin outs and basically taking product focused assets and getting them partnered up or in the hands of other people or into their own companies, so hopefully we can be helpful there. We would, of course love to then serve that spun out entity as a customer on our platform where it makes sense. I do think that’s something where hopefully we can lend a helping hand.

. . .

Additional Information and Where to Find It

In connection with the proposed transaction involving Ginkgo Bioworks Holdings, Inc. (“Ginkgo”) and Zymergen Inc. (“Zymergen”), Ginkgo intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Zymergen and that also constitutes a prospectus of Ginkgo. Each of Ginkgo and Zymergen may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Ginkgo or Zymergen may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Zymergen. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT

DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Ginkgo, Zymergen and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Ginkgo will be available free of charge on Ginkgo’s website at https://investors.ginkgobioworks.com or by contacting Ginkgo’s Investor Relations department by email at investors@ginkgobioworks.com. Copies of the documents filed with the SEC by Zymergen will be available free of charge on Zymergen’s website at https://investors.zymergen.com or by contacting Zymergen’s Investor Relations department by email at investors@zymergen.com.

Participants in the Solicitation

Ginkgo, Zymergen, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Zymergen’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Zymergen’s stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ginkgo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Ginkgo’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 26, 2022, and Ginkgo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. Information about the directors and executive officers of Zymergen, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Zymergen’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 20, 2022, and Zymergen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Ginkgo or Zymergen using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Ginkgo’s and Zymergen’s control. Statements in this communication regarding Ginkgo, Zymergen and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Ginkgo’s and Zymergen’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Ginkgo’s and Zymergen’s control. These factors include, among other things, general economic and business conditions; changes in global, political, economic, business, competitive, market and regulatory forces; judicial decisions; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; litigation and the ability of the combined company to protect its intellectual property rights; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Ginkgo’s and Zymergen’s control. Additional information concerning these risks, uncertainties and assumptions can be found in Ginkgo’s and Zymergen’s respective filings with the SEC, including the risk factors discussed in Zymergen’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10 Q, in Ginkgo’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q and in each company’s future filings with the SEC. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Ginkgo is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Ginkgo is unable to promptly and effectively integrate Zymergen’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; legal proceedings are instituted against Ginkgo, Zymergen or the combined company; Ginkgo, Zymergen or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Ginkgo or Zymergen or on Zymergen’s or Ginkgo’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Ginkgo or Zymergen. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Ginkgo or Zymergen, Ginkgo’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Ginkgo’s and Zymergen’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance and are applicable only as of the dates of such statements. Neither Zymergen nor Ginkgo assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.